Exhibit 99.2

AURORA CANNABIS INC.

500 - 10355 Jasper Avenue
Edmonton, Alberta Canada T5J 1Y6
Tel: 1-855-279-4652

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of Shareholders of Aurora Cannabis Inc. (the “Company”) will be held at the Renaissance Edmonton International Hotel, Cartier Room, 4236 - 36 Street E., Edmonton International Airport, Alberta Canada T9E 0V4, on Friday, November 30, 2018, at the hour of 10 o’clock a.m. (Mountain Time), for the following purposes:

1.	To table the audited financial statements of the Company for the fiscal year ended June 30, 2018 together with the report of the Auditors and the management’s discussion and analysis thereon;
2.	To fix the number of directors to be elected at eight;
3.	To elect Directors for the ensuing year;
4.	To appoint KPMG LLP, Auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;
5.	To consider and, if deemed appropriate, to pass with or without variation, a non-binding advisory resolution on executive compensation, as more particularly described in the Information Circular prepared for the Meeting;
6.	To approve an ordinary resolution to ratify and approve the adoption of the Company’s, 2018 Non-Employee Directors deferred share unit plan, and its continuation for a three year period, as more particularly described in the Information Circular prepared for the Meeting.
7.	To approve an ordinary resolution to ratify and approve the adoption of the Company’s shareholder rights plan, and its continuation for a three year period, as more particularly described in the Information Circular prepared for the Meeting; and
8.	To consider, if thought fit, to approve a special resolution to adopt new articles for the Company which would replace the Company’s current articles, both of which includes advance notice provisions, as more particularly described in the Information Circular prepared for the Meeting.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting. No other matters are contemplated, however any permitted amendment to, or variation of, any matter identified in this Notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record on the Company’s books at the close of business on October 15, 2018 are entitled to attend and vote at the Meeting or at any postponement or adjournment thereof. Each common share is entitled to one vote.

The audited financial statements of the Company for the fiscal year ended June 30, 2018, together with the report of the Auditors and the management’s discussion and analysis thereon are available on www.sedar.com and copies of these documents will also be available at the Meeting.

Registered shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account, you are not a registered shareholder.

DATED at Vancouver, British Columbia, October 16, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Terry Booth

Terry Booth

Chief Executive Officer